Earnings Release 3Q21 results 28 OCTOBER 2021 EXECUTION GAINS MOMENTUM: ANOTHER QUARTER OF DOUBLE-DIGIT GROWTH RAISING FULL YEAR EBITDA GUIDANCE

2

Earnings Release
3Q21 results

Amsterdam (28 October 2021) - VEON Ltd. (VEON) announces results for the third quarter ended 30 September 2021:

3Q21 HIGHLIGHTS:

- Strong year-over-year revenue performance in both reported currency (+10.2%) and local currency (+11.2%)
- Strong acceleration in Beeline Russia's total revenue and service revenue performance, which were up 8.2% and 4.7% YoY in local currency respectively (+8.3% and +4.8% YoY reported respectively)
- EBITDA increased strongly year-over-year in both reported currency (+8.6%) and local currency (+9.1%)
- Equity free cash flow for the quarter of USD 308 million showing a significant improvement over prior quarters
- 4G subscribers increased to 93.8 million, reaching penetration of 46.2%, up 10.3 p.p. YoY and 3.0 p.p. QoQ
- JazzCash in Pakistan reached 13.9 million monthly active users, and Toffee TV in Bangladesh reached 6.3 million monthly active users.
- FY2021 Group EBITDA guidance raised to minimum local currency growth of 8%. On Group revenues guidance, we maintain high single-digit local currency growth for the full financial year
- Algeria has become a discontinued operation, is accounted for as an "Asset held for sale" and does not contribute to both the comparison base and the actual reported numbers

- With reported revenues up 10.2% YoY and local currency revenues growing 11.2% YoY, VEON recorded double digit growth for the second consecutive quarter in 3Q21.
- Beeline Russia continued to execute on its turnaround, as revenue growth accelerated with 3Q21 local currency revenue growth of 8.2% YoY and local currency mobile service revenue growth of 4.5%. Beeline added 0.5 million mobile customers in last quarter reaching 50.6m (+1.7% YoY).
- All of our countries posted local currency revenue growth, with double digit performance from Kazakhstan (+25.5% YoY), Georgia (+21.4% YoY), Pakistan (+13.0% YoY), Ukraine (+11.9% YoY) and Uzbekistan (+10.4% YoY).
- Group EBITDA increased by 8.6% YoY in reported terms, and 9.1% YoY in local currency. This solid result was driven primarily by robust local-currency EBITDA performance in Ukraine (+11.4% YoY) and Kazakhstan (+36.7% YoY). Russian posted a second consecutive quarter of positive EBITDA with local currency growth of 1.9%.
- Group capex stood at USD 381 million, supporting the continued expansion of our 4G customer base, which increased by 24.7 million YoY and 7.0 million QoQ. Total Group 4G users reached 93.8 million, corresponding to 4G subscriber penetration of 46.2% at quarter-end. The Group also recorded a QoQ increase in its total subscribers, which grew by 3.2 million in 3Q21 to reach 202.9 million.
- Mobile data revenue increased by 18.8% YoY in local currency (18.1% YoY reported), driven by our ongoing 4G focus. A noteworthy contribution to our data revenue growth came from Pakistan (+25.5% YoY), Kazakhstan (+40.3% YoY) and Bangladesh (+32.0% YoY).
- JazzCash closed the quarter with 13.9 million monthly active users (+43.6% YoY), Toffee TV in Bangladesh reached 6.3 million monthly active users from 1.8 million a year ago; and Beeline TV in Russia hit 3.1 million monthly active users (+16.7% YoY) in 3Q21.
- We remain focused on active portfolio management and the pursuit of opportunities to realize the value of our infrastructure portfolio. On 6 September 2021, VEON announced that it had reached an agreement to sell its mobile network towers in Russia to Service-Telecom Group of Companies LLC for a total consideration of RUB 70.65 billion (USD 970 million equivalent), subject to customary regulatory approvals.
- Group net debt of USD 8.2bn (of which lease liabilities were USD 1.8bn) at the end of 3Q resulted in a net debt/EBITDA ratio of around 2.5x. These figures reflect cash capex of approximately USD 347mn in the quarter. The Group's cost of debt (excluding leases) in 3Q21 increased to 6.3% from 6.1% in 3Q20, while debt maturity (excluding leases) increased to 3.2 years, from 2.8 years in 3Q20.

KEY RECENT DEVELOPMENTS

- 17 August 2021, Michael Schulz joined VEON as Group Chief People Officer
- 6 September 2021, VEON announced the sale of its Russian tower assets for USD 970 million
- 9 September 2021, VEON announced the pricing of its 5-year RUB 20 billion 8.125% notes issued under its GMTN programme
- 21 October 2021, VEON announced that its Group General Counsel Scott Dresser will be leaving the Company effective 31 December 2021
- 26 October 2021, VEON published its integrated report for 2020

The non-IFRS financial information used in this document, including among others, EBITDA, EBITDA margin, net debt, equity free cash flow, operational capex, capex Intensity, local currency trends, and ARPU, are defined in Attachment A "Definitions" on page 18. In the above text, YoY local currency was calculated excluding Armenia from 3Q20 and 9M20 results. For further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons" on page 4.

3

Earnings Release
3Q21 results

VEON

Kaan Terzioğlu commented on 3Q21 results:

"Our successful execution along VEON's 3 strategic pillars - infrastructure, digital operator transformation and Ventures - is moving full steam ahead and bearing fruit. With this we have now delivered five consecutive quarters of improvement in both operational and financial performance.

All of our operating companies have recorded year-over-year total revenue growth, with 5 of them reporting double-digit growth. I am particularly pleased that Beeline Russia's strong performance has continued to accelerate further in the month of September with total revenues up 8.2% and mobile service revenue growth of 4.5% making Beeline Russia a significant contributor to our Group's revenue growth.

These financial results are built on strong operational foundations as we strengthen our 4G subscriber base - now 46% of our customers. With significantly higher ARPU and lower churn, they form the fundamental building block of our present and future growth as we execute on our digital operator transformation.

Our operating companies are widening and deepening their relationship with the users of our digital services. In Q3, Toffee TV reached 6.3 million subscribers up 3.6 times YoY, JazzCash reached 13.9 million subscribers with 44.0% YoY growth and Beeline TV reached 3.1 million subscribers with 17% YoY growth.

We are making progress in crystallising the value of our infrastructure assets. The agreement that we have reached for the sale of our Russia towers is a first and an important step in our transition towards an asset-light model while maintaining our competitiveness.

As we deliver on our targets and strategy, we remain focused on the long-term financial health and sustainability of the Group. Improving cash flow trends is proof of our disciplined approach in this area. With the achievements of this quarter, we are well positioned for sustained growth and confident in the longer-term value creation for all our stakeholders."

3Q21 KEY FIGURES

- **Revenue:** USD 2,005 million, +10.2% YoY on a reported basis and +11.2% YoY in local currency, with +8.2% YoY revenue growth in Russia, +13.0% in Pakistan, +11.9% in Ukraine, +25.5% in Kazakhstan and +7.2% in Bangladesh
- **EBITDA:** USD 889 million, +8.6% YoY on a reported basis and +9.1% YoY in local currency, driven by EBITDA growth in Russia (+1.9% YoY) and double-digit EBITDA growth in Ukraine (+11.4% YoY) and Kazakhstan (+36.7% YoY)
- **Operational capex:** USD 381 million in 3Q21, with a rolling 12-month capex intensity of 25.2% reflecting our continued focus on our 4G roll-out, and healthy linearity driven by good investment planning
- **Capital structure:** Group leverage of 2.5x (net debt/EBITDA), including lease liabilities; total cash and undrawn committed credit lines of USD 3.0 billion; average cost of debt (excluding leases) of 6.3% and average debt (excluding leases) maturity at 3.2 years
- **Net income for the period:** USD 195 million, material YoY improvement compared to USD 645 million loss in 3Q20 (Net income includes the contribution from discontinued operations)

USD million	3Q21	3Q20	YoY reported	YoY local currency	9M21	9M20	YoY reported	YoY local currency
Total Revenue, of which	2,005	1,820	10.2%	11.2%	5,736	5,463	5.0%	9.7%
mobile and fixed service revenue	1,825	1,683	8.4%	9.4%	5,283	5,113	3.3%	8.0%
of which mobile data revenue	685	580	18.1%	18.8%	1,964	1,732	13.4%	18.2%
EBITDA	889	819	8.6%	9.1%	2,505	2,403	4.2%	8.7%
EBITDA margin (EBITDA /total revenue)	44.4%	45.0%	(0.6p.p.)	(0.8p.p.)	43.7%	44.0%	(0.3p.p.)	(0.4p.p.)
Net income/(loss) for the period	195	(645)	n.m.		460	(350)	n.m.	
Net income/(loss) for the period attr. to VEON shareholders	145	(620)	n.m.		375	(357)	n.m.	
Operational Capex	381	328	16.0%		1,260	1,150	9.5%	
LTM Operational Capex / LTM Revenue	25.2%	24.5%	0.6p.p.					
Equity Free Cash Flow	308	239	29.2%		320	300	6.5%	
Net Debt, excluding banking operations in Pakistan	8,154	7,607	7.2%					
Net Debt / LTM EBITDA	2.5	2.5						
Total mobile customers (millions)	202.9	192.3	5.5%					
4G smartphone users (millions)	104.0	84.5	23.1%					
4G smartphone penetration, %	51.3%	44.0%	7.3p.p.					
4G users (millions)	93.8	69.1	35.8%					
4G customer base penetration, %	46.2%	35.9%	10.3p.p.					
4G coverage, %	78.3%	69.2%	9.1p.p.					
Fixed-line broadband customers (millions)	4.6	4.4	4.4%					

Note: in the above table YoY local currency was calculated excluding Armenia from 3Q20 and 9M20 results. The Algerian operations do not contribute to both the comparison base and the actual reported numbers, other than in net income (for further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons." on page 4).

The non-IFRS financial information used in this document, including among others, EBITDA, EBITDA margin, net debt, equity free cash flow, operational capex, capex Intensity, local currency trends, and ARPU, are defined in Attachment A "Definitions" on page 18. In the above text, YoY local currency was calculated excluding Armenia from 3Q20 and 9M20 results. For further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons" on page 4.

Earnings Release 3Q21 results CONTENTS KEY RECENT DEVELOPMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5 GROUP PERFORMANCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6 COUNTRY PERFORMANCES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9 CONFERENCE CALL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 5 ATTACHMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17 PRESENTATION OF FINANCIAL RESULTS VEON’s results presented in this earnings release are, unless otherwise stated, based on IFRS and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. All comparisons are on a year-on-year (YoY) basis unless otherwise stated. The non-IFRS information- disclosed in the document, including among others, EBITDA, EBITDA margin, net debt, equity free cash flow, operational capex, capex intensity, local currency trends, and ARPU is defined in Attachment A. The non-IFRS information disclosed in the document, such as EBITDA, net debt, equity free cash flow, operational capex, local currency YoY change, is reconciled to the comparable IFRS information in Attachment C. NON-RECURRING ITEMS THAT AFFECT YEAR-ON-YEAR COMPARISONS FOR REVENUE AND EBITDA On 29 October 2020, VEON announced the sale of CJSC “VEON Armenia”, VEON’s operating subsidiary in Armenia. Armenia results were deconsolidated from VEON Group numbers starting from 4Q20. Local currency year-on-year trends for 3Q21 and 9M21 disclosed in this earnings release exclude both the impact of foreign currency movements (see full definition in Attachment A) and the non-recurring item – the sale of operations in Armenia. Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business has, in line with the IFRS 5 requirements, become a discontinued operation, and accounted for as “Asset held for sale”. The result is that the Algerian operations do not contribute to both the comparison base and the actual reported numbers of VEON, without any change in the net economic value of this business.

5 Earnings Release 3Q21 results KEY RECENT DEVELOPMENTS VEON announced the appointment of Group Chief People Officer On 17 August 2021, VEON announced the appointment of Michael Schulz as VEON Group Chief People Officer. Michael joins VEON’s Group Executive Committee and has been appointed to the Board of Directors of a number of the Group’s operating companies. VEON announced the sale of its Russia tower assets for USD 970 million On 6 September 2021, VEON announced that it has reached an agreement to sell its mobile network towers in Russia to Service- Telecom for a total consideration of RUB 70.65 billion (USD 970 million equivalent). The sale reflects VEON’s continued focus on active portfolio management and the pursuit of opportunities to realize the value of its infrastructure portfolio. VEON announced the pricing of its ruble- denominated notes offering On 9 September 2021, VEON announced the pricing of its 5-year RUB 20 billion (approximately USD 273 million) 8.125% notes issued under its Global Medium Term Note programme. This represents the third Russian ruble denominated bond offering under the programme. VEON announced that Scott Dresser will depart VEON On 21 October 2021, VEON announced that long serving General Counsel, Scott Dresser, will be leaving the company effective 31 December 2021. Mr. Dresser will continue as a strategic advisor to the Chairman of the Board. New executive compensation scheme As mentioned in our integrated report, our new executive compensation scheme ensures total alignment between management and shareholders. It introduces an annual rolling stock-based long-term incentive based on total shareholder return, as well as a deferred equity component in annual performance bonus. This combines global standards for vesting with share ownership requirements, and aims to attract and retain the best talent in a competitive market. In 3Q21, Yaroslav Glazunov, a member of our Board, Kaan Terzioglu, our Group Chief Executive Officer and Erik Aas, the Chief Executive Officer of Banglalink, each purchased 68,500, 100,000 and 100,000 of our ADSs, respectively. As of 31 September 2021, Mr. Glazunov, Mr. Terzioglu and Mr. Aas, each owned 68,500, 700,000 and 200,000 of our ADSs, respectively.

Earnings Release 3Q21 results GROUP PERFORMANCE Following the exercise of the put option for our stake in Algeria on 1st July 2021, the Algerian business has, in line with the IFRS 5 requirements, become a discontinued operation, and accounted for as an “Asset held for sale”. The result is that the Algerian operations do not contribute to both the comparison base and the actual reported numbers of VEON, without any change in the net economic value of this business. In 3Q21, VEON reported strong operational and financial results with improving cash flow across the Group. Group revenue increased by 11.2% in local currency terms bringing the YTD revenue performance to +9.7%, which is at the higher end of our revenue guidance. Encouragingly, all countries delivered YoY growth in local currency revenue. The strong growth in data revenue, up 18.8% in local currency terms was a key driver of our revenue performance. Reported revenue increased 10.2% YoY. Further revenue acceleration in Russia (+8.2% YoY) was an important contributor to the Group revenue performance. This growth in total revenue is the result of the combination of mobile service revenue growth (+4.5% YoY), fixed line service revenue growth (+6.2% YoY) and device sales (+38% YoY). Group EBITDA increased 9.1% in local currency terms. We reported positive local currency EBITDA performance across all markets other than Pakistan, where the normalised EBITDA growth was 24.6% after adjusting for the one-off impact of the reversal of a provision USD 52.0 million (PKR 8.6 billion) in 3Q20. In 3Q20, we made a USD 14.6 million (UZS 155 billion) tax provision in Uzbekistan. After normalising for this, Uzbekistan’s EBITDA grew by 31.2% YoY. In Kazakhstan, we recorded a USD 6.0m (KZT 2.7 billion) gain in 3Q21 related to a government grant for radio frequency taxes. Normalising for this gain, Kazakhstan’s EBITDA grew 26.7% YoY. Normalising for these one-offs group EBITDA increased 13.6 % YoY. Russian EBITDA increased 1.9% YoY recording the second consecutive quarter of growth. The Group continued to focus on investing in the expansion and quality of the customer experience on our 4G networks. This supported the growth in our 4G subscriber base which has reached 93.8 million an additional 24.7 million users. 4G subscribers now account for 46.2% of our total subscriber base, up 10pp from the prior year. Our financial service business JazzCash ended the quarter with 13.9 million monthly active users, a rise of 43.6% YoY. Toffee TV reached 6.3 million monthly active users (3.6 times YoY) in 3Q21 and Beeline TV in Russia recorded 3.1 million users with 16.7% YoY growth. Our digital operator in Kazakhstan, Izi, ended the quarter with almost 70,000 monthly active users, a rise of 176% YoY. Continued investment in our digital capabilities and services remain a key strategic focus and helped us grow our digital users significantly. Group capex rose by 16.0% YoY to USD 381 million with capex intensity of 25.2%. Reflecting the further progress in financial performance, we have increased Group guidance for FY 2021 in relation to local currency performance for EBITDA. We now forecast minimum growth in local currency EBITDA of 8% and high single-digit growth in local currency terms in revenue for the full financial year, versus our previous local currency guidance of high single-digit growth for revenue and mid to high single-digit growth for EBITDA. Our capex guidance remains unchanged, with capex intensity of 22%-24%. In 3Q21 we saw healthy growth in our subscriber base of 5.5% YoY while we continued to face varying degrees of Covid- related restrictions across our operations. Roaming revenues and migrant workforce related revenues remain well below pre-covid levels, and we remain cautious on the pandemic related risks.

7

Earnings Release
3Q21 results

VEON

INCOME STATEMENT & CAPITAL EXPENDITURE

USD million	3Q21	3Q20	YoY reported	YoY local currency	9M21	9M20	YoY reported	YoY local currency
Total revenue	2,005	1,820	10.2%	11.2%	5,736	5,463	5.0%	9.7%
Service revenue	1,825	1,683	8.4%	9.4%	5,283	5,113	3.3%	8.0%
EBITDA	889	819	8.6%	9.1%	2,505	2,403	4.2%	8.7%
EBITDA margin	44.4%	45.0%	(0.6p.p.)	(0.8p.p.)	43.7%	44.0%	(0.3p.p.)	(0.4p.p.)
Depreciation, amortization, impairments and other	(477)	(1,221)	61.0%		(1,378)	(2,127)	35.2%	
EBIT (Operating Profit)	413	(402)	n.m.		1,127	275	n.m.	
Financial income / (expenses)	(182)	(169)	(7.4%)		(497)	(540)	7.9%	
Net foreign exchange (loss) / gain and others	(10)	7	n.m.		1	(11)	n.m.	
Other non operating gains / (losses)	17	(1)	n.m.		24	101	(76.2%)	
Profit before tax	238	(565)	n.m.		655	(175)	n.m.	
Income tax expense	(111)	(103)	(8.5%)		(284)	(234)	(21.3%)	
Profit / (Loss) from discontinued operations	68	23	n.m.		88	59	50.7%	
Profit / (Loss) for the period	195	(645)	n.m.		460	(350)	n.m.	
Of which Profit / (Loss) attributable to non-controlling interest	50	(24)	n.m.		85	6	n.m.	
Of which Profit / (Loss) attributable to VEON shareholders	145	(620)	n.m.		375	(357)	n.m.	

	3Q21	3Q20	YoY reported	9M21	9M20	YoY reported
Operational capex	381	328	16.0%	1,260	1,150	9.5%
Capex intensity (LTM Operational capex/revenue)	25.2%	24.5%	0.6p.p.			

Note: in the above table, YoY local currency was calculated excluding Armenia from 3Q20 and 9M20 results. The Algerian operations do not contribute to both the comparison base and the actual reported numbers, other than in net income (for further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons." on page 4).

For discussion on EBITDA performance please refer to the "Group performance" section.

Depreciation, amortization, impairments and other decreased by 61.0% YoY to USD 477 million due to the USD 790 million goodwill impairment charge in the prior year. Adjusting for this impairment, the line item increased by 10.6% on a YoY basis with higher depreciation following increased network investment.

Financial expenses increased YoY from USD 169 million in 3Q20 to USD 182 million in 3Q21 as a result of our financing activities over the last twelve months. We have seen a marginal increase in our cost of debt, a 20bps YoY impact due to the increase in the cost of our non-USD denominated funding.

Income tax expenses increased by 8.5% YoY to USD 111 million, mainly due to increase in the tax rate on dividends between Ukraine and the Netherlands (as a result of the updated double tax treaty between the two countries).

The Group recorded **net income for the period of USD 195 million**, an increase YoY from negative USD 645 million in 3Q20. While this improvement in net income was supported by the improved operational performance, the YoY trend primarily results from the impairment loss that was booked in 3Q20.

Operational capex was USD 381 million in 3Q21, a 16% increase from the USD 328 million recorded in 3Q20, mainly due to VEON's focus on further 4G network roll-out and modernization.

8
Earnings Release
3Q21 results
VEON

FINANCIAL POSITION & CASH FLOW

USD million	3Q21	2Q21	QoQ	4Q20	YTD
Total assets	15,022	14,753	1.8%	14,551	3.2%
Total equity	1,277	1,227	4.1%	1,013	26.1%
Equity attributable to equity owners of the parent	380	402	(5.5%)	163	n.m.
Non-controlling interests	897	825	8.8%	850	5.6%
Gross debt of which	9,551	9,703	(1.6%)	9,582	(0.3%)
Bonds and loans	7,691	7,645	0.6%	7,669	0.3%
Cash pooling	30	13	n.m.	9	n.m.
Lease Liabilities - principal	1,829	2,045	(10.5%)	1,905	(4.0%)
Net debt, excluding banking operations in Pakistan	8,154	8,634	(5.6%)	8,075	1.0%
Net debt/LTM EBITDA	2.5	2.7		2.5	

USD million	3Q21	3Q20	YoY	9M21	9M20	YoY
Net cash from/(used in) operating activities	803	775	28	2,002	1,875	127
Net cash from/(used in) investing activities	(355)	(386)	31	(1,414)	(1,410)	(4)
Net cash from/(used in) financing activities	(50)	(613)	563	(597)	(694)	97

Note: Certain comparative amounts have been reclassified to conform to the current period presentation, cashflow numbers include the impact of the Algerian business

Total Equity increased by USD 50 million in 3Q21, after the impact of the acquisition in 3Q21 of the outstanding 20% in Georgia from the minority shareholder for a total consideration of USD 6.5 million, resulting in a negative charge to equity of USD 73 million.

Gross debt decreased to USD 9,551 million in 3Q21 compared to USD 9,703 million in 2Q21 due to a decrease in leases that was offset by an increase in bank loans and bonds of USD 63 million mainly due to increased borrowings by Kyivstar.

On 9 September 2021, VEON announced the pricing of its 5-year RUB 20 billion (approximately USD 273 million) 8.125% notes issued under its Global Medium Term Note programme. This represents the third Russian ruble-denominated bond offering under the programme.

Any cash inflows from tower transactions and the sale of Algeria will be used to reduce group debt.

Net debt, excluding banking operations in Pakistan decreased QoQ to USD 8,154 million mostly due to a decrease in leases and an increase in cash and cash equivalents.

9

Earnings Release
3Q21 results

VEON

COUNTRY PERFORMANCE

- Russia
- Ukraine
- Pakistan
- Kazakhstan
- Bangladesh and Uzbekistan

Key figures by countries

USD million	3Q21	3Q20	YoY reported	YoY local currency	9M21	9M20	YoY reported	YoY local currency
Total revenue	2,005	1,820	10.2%	11.2%	5,736	5,463	5.0%	9.7%
Russia	1,025	946	8.3%	8.2%	2,883	2,874	0.3%	5.3%
Ukraine	270	236	14.8%	11.9%	772	696	10.9%	14.9%
Pakistan	349	303	15.1%	13.0%	1,067	908	17.5%	15.3%
Kazakhstan	150	122	23.2%	25.5%	415	351	18.5%	23.2%
Bangladesh	145	136	7.0%	7.2%	420	403	4.2%	4.1%
Uzbekistan	51	48	6.1%	10.4%	143	151	(5.0%)	1.2%
Other	22	37	(40.3%)	(37.5%)	60	105	(43.4%)	(38.2%)
HQ and Eliminations	(8)	(8)	1.2%		(24)	(25)	2.2%	
Service revenue	1,825	1,683	8.4%	9.4%	5,283	5,113	3.3%	8.0%
Russia	884	843	4.8%	4.7%	2,544	2,615	(2.7%)	2.1%
Ukraine	269	234	14.7%	11.9%	768	693	10.9%	14.9%
Pakistan	320	278	15.0%	12.9%	978	837	16.8%	14.6%
Kazakhstan	145	120	21.0%	23.2%	403	346	16.4%	21.0%
Bangladesh	143	133	7.1%	7.3%	412	396	4.2%	4.1%
Uzbekistan	51	48	6.3%	10.5%	143	150	(4.8%)	1.4%
Other	22	35	(37.6%)	(34.7%)	59	101	(41.5%)	(36.1%)
HQ and Eliminations	(8)	(8)	(1.8%)		(24)	(25)	0.6%	
EBITDA	889	819	8.6%	9.1%	2,505	2,403	4.2%	8.7%
Russia	384	377	2.0%	1.9%	1,100	1,161	(5.3%)	(0.3%)
Ukraine	183	160	14.3%	11.4%	523	472	10.6%	14.6%
Pakistan	173	188	(8.2%)	(9.7%)	490	468	4.7%	2.6%
Kazakhstan	86	64	34.2%	36.7%	224	188	19.1%	23.9%
Bangladesh	62	60	3.4%	3.6%	174	173	0.5%	0.4%
Uzbekistan	26	6	359.3%	376.7%	67	51	30.1%	40.1%
Other	10	8	25.6%	31.1%	33	32	3.8%	12.9%
HQ and Eliminations	(35)	(43)	20.3%		(105)	(143)	26.1%	
EBITDA Margin	44.4%	45.0%	(0.6p.p.)	(0.8p.p.)	43.7%	44.0%	(0.3p.p.)	(0.4p.p.)

10

Earnings Release
3Q21 results

VEON

RUSSIA

RUB million	3Q21	3Q20	YoY	9M21	9M20	YoY
Total revenue	75,288	69,580	8.2%	213,287	202,551	5.3%
EBITDA	28,222	27,685	1.9%	81,351	81,602	(0.3%)
EBITDA margin	37.5%	39.8%	(2.3pp)	38.1%	40.3%	(2.1pp)
Operational Capex	17,012	15,971	6.5%	53,879	44,951	19.9%
Capex intensity	29.1%	24.2%	4.9pp			
Mobile						
Total revenue	65,063	59,917	8.6%	182,924	174,326	4.9%
Service revenue	54,787	52,445	4.5%	158,352	156,387	1.3%
Data revenue	17,768	16,531	7.5%	51,724	49,030	5.5%
Subscribers (mln)	50.6	49.7	1.7%			
Data users (mln)	34.7	32.4	7.2%			
4G smartphone users (mln)	31.0	28.3	9.4%			
4G users (mln)	25.4	21.7	16.9%			
ARPU (RUB)	361	350	3.1%			
MOU (min)	319	327	(2.4%)			
Data Usage (GB/user)	13.4	9.1	46.7%			
4G coverage	89%	87%	2pp			
Fixed-line						
Total revenue	10,225	9,663	5.8%	30,363	28,225	7.6%
Service revenue	10,140	9,552	6.2%	29,871	27,884	7.1%
Broadband revenue	3,025	2,831	6.8%	8,979	8,358	7.4%
Broadband subscribers (mln)	2.9	2.8	4.5%			
Broadband ARPU (RUB)	349	345	1.1%			

Beeline Russia total revenue growth accelerated in the third quarter, consolidating the business turnaround achieved during the first half of 2021.

Total revenue increased by 8.2% YoY in 3Q21, supported by solid growth in mobile service revenue (+4.5% YoY) and fixed service revenue (+6.2% YoY) with strong growth in revenues from equipment & accessories (+37.9% YoY). Increased demand for mobile data, with mobile data usage growing 46.7% YoY, was the main driver of a 7.5% YoY rise in mobile data revenue. Total fixed-line revenue was supported by the continued strength in Beeline Russia's broadband offer, revenues for which grew by 6.8% YoY during the quarter following the ongoing expansion in Beeline Russia's broadband customer base.

The B2B business reported 16.2% YoY growth as Beeline Russia continued to enhance its B2B offering with new digital services and integrated business solutions. Big data digital products revenues were particularly strong, growing by 125.7% to RUB 814 million, supported by revenue from advertising technology services boosted by the acquisition of OTM.

Sales of devices experienced a strong rise, growing by 38% YoY and making a 10.2bn RUB revenue contribution during the quarter. The growing smartphone penetration is an important enabler to the 4G focused growth story for the business.

Beeline Russia's total mobile customer base was up 0.5 million in the quarter. This growth was once again led by 4G customers, adding 1.2 million during the quarter, resulting in a 4G customer base of 25.4 million, a 16.9% rise compared with 3Q20. This contributed to a further rise in ARPU, which increased by 3.1% YoY, as well as a rise in Beeline Russia's 4G penetration rate to 53.1%, which is 7.2 percentage-points higher than at 3Q20. Churn decreased by 0.7 p.p. versus the previous quarter to 10.1% in 3Q21.

Beeline Russia's digital services continued to grow. **Beeline TV's** monthly active users increased to 3.1 million in 3Q21 (+16.7% YoY) as we further expanded the content offering together with targeted customer offers. Beeline Russia also maintained its focus on online distribution and self-registration products. The number of monthly active users of its **beeline** self-care application increased by 13.9% YoY, reflecting ongoing efforts to digitalize contact with customers and partners.

EBITDA increased by 1.9% YoY in 3Q21 as the business delivered its second quarter of EBITDA growth, and the EBITDA margin reached 37.5%. As we invest for the future, EBITDA was impacted by higher staff costs following a return to normal operations after lockdowns and the additional headcount of recent business acquisitions (OTM and Westcall), the greater contribution of lower-margin device sales and an increase in dealer commissions as Beeline Russia's customer base expanded.

In line with continued focus on improving customer experience on our networks **Capex** excluding licenses and leases (operational capex) increased by 6.5% YoY in 3Q21 and capex intensity was 29.1%. Beeline Russia increased its number of 4G sites by 15.5% YoY, focusing on all regions to ensure the widespread provision of high-quality infrastructure that is ready to integrate new technologies and deliver associated services.

11

Earnings Release
3Q21 results

UKRAINE

UAH million	3Q21	3Q20	YoY	9M21	9M20	YoY
Total revenue	7,275	6,502	11.9%	21,211	18,461	14.9%
EBITDA	4,915	4,411	11.4%	14,357	12,527	14.6%
EBITDA margin	67.6%	67.8%	(0.3pp)	67.7%	67.9%	(0.2pp)
Operational Capex	1,190	1,076	10.7%	3,729	3,601	3.6%
Capex intensity	17.8%	18.9%	(1.1pp)			
Mobile						
Total operating revenue	6,766	6,065	11.5%	19,720	17,189	14.7%
Service revenue	6,766	6,065	11.5%	19,720	17,189	14.7%
Data revenue	4,066	3,443	18.1%	11,849	9,596	23.5%
Customers (mln)	26.3	25.8	1.8%			
Data customers (mln)	18.4	16.8	9.0%			
4G smartphone users (mln)	16.8	14.4	16.3%			
4G users (mln)	11.6	8.8	31.9%			
ARPU (UAH)	86	78	9.7%			
MOU (min)	595	621	(4.3%)			
Data usage (GB/user)	7.0	5.8	19.8%			
4G coverage	89%	84%	5.2pp			
Fixed-line						
Total operating revenue	465	399	16.4%	1,379	1,172	17.6%
Service revenue	465	399	16.4%	1,379	1,172	17.6%
Broadband revenue	297	259	14.5%	883	765	15.4%
Broadband customers (mln)	1.18	1.08	9.5%			
Broadband ARPU (UAH)	84	81	3.6%			

Kyivstar, recorded its fifth consecutive quarter of double-digit revenue and EBITDA growth in 3Q21, driven by the continued expansion of its 4G customer base with associated data revenue, and a corresponding rise in ARPU.

Total revenue increased by 11.9% YoY in 3Q21, mainly due to ARPU expansion on the back of strong growth in Kyivstar's 4G customer base. Mobile service revenue increased by 11.5% YoY, driven by strong growth in data consumption, and corresponding growth in mobile data revenue of 18.1% YoY. An increase in data roaming revenue (following a further easing of travel restrictions that were put in place as a result of the COVID-19 pandemic) also contributed positively to total revenue growth.

Fixed-line service revenue increased by 16.4% YoY as a higher number of broadband customers, (+9.5% YoY) continued to draw on fixed-line data at home, served by Kyivstar's continued focus on rolling out fibre-to-the-building services.

With 12.5% YoY growth **B2B revenue** was an important growth driver as Kyivstar promoted new digital solutions for its business customers resulting in Big Data and AdTech revenue of UAH 55 million, growth of 2.6x YoY. For medium, small and start-up companies, Kyivstar promoted Open Application Programming Interface (Open API), fully developed in-house. With open API, Kyivstar can provide SME's with a range of services in data, analytics, scoring capabilities and services in a user-friendly environment.

The transformation of **Kyivstar's total mobile customer base** continued with 1.8% YoY growth in total subscribers and, more importantly, strong expansion in the 4G segment, with total 4G users growing by 2.8 million (+32% YoY) accounting for 44% of the total customer base. This expansion enabled a rise in ARPU of 9.7% YoY.

Digital adoption and usage amongst Kyivstar's customer base accelerated over the past year. In 3Q21, the number of MyKyivstar self-care users was 3.0 million, an increase of 33.7% YoY, while users of Kyivstar TV increased by 92.3% YoY to 480,000. Kyivstar SmartMoney processed transactions to the value of UAH 228 million +24% QoQ. Kyivstar also drew on its digital capabilities during the quarter to launch an SMS-campaign to provide its customers with health information, including info on COVID-19 vaccinations.

EBITDA increased by 11.4% YoY, corresponding to an EBITDA margin of 67.6%. This was primarily due to the solid revenue performance and Kyivstar's new cost savings initiative "SON (Self-Organizing Network) Solution", which focused on the deployment of self-organizing network technologies, configured to boost the quality and efficiency of the company's operations.

Capex - excluding licenses and leases (operational capex) - rose by 10.7% YoY, resulting in a capex intensity of 17.8%. The strategic priority for Kyivstar's investment remained 4G deployment, which by the end of the quarter had reached a population coverage of 89.4%, a rise of 5.2 p.p. YoY.

12
Earnings Release
3Q21 results
VEON

PAKISTAN

PKR million	3Q21	3Q20	YoY	9M21	9M20	YoY
Total revenue	57,274	50,678	13.0%	169,488	147,014	15.3%
EBITDA	28,393	31,429	(9.7%)	77,941	75,987	2.6%
EBITDA margin	49.6%	62.0%	(12.4pp)	46.0%	51.7%	(5.7pp)
Operational Capex	9,542	3,339	185.8%	37,845	27,923	35.5%
Capex intensity	22.6%	19.2%	3.4pp			
Mobile						
Total revenue	57,274	50,678	13.0%	169,488	147,014	15.3%
Service revenue	52,459	46,451	12.9%	155,349	135,596	14.6%
Data revenue	22,503	17,931	25.5%	63,901	49,838	28.2%
Customers (mln)	71.4	64.2	11.2%			
Data customers (mln)	51.2	43.1	18.9%			
4G Smartphone users (mln)	30.1	21.5	40.2%			
4G users (mln)	33.8	22.2	52.4%			
ARPU (PKR)	245	242	1.5%			
MOU (min)	431	469	(8.2%)			
Data usage (GB/user)	4.9	3.8	28.5%			
4G coverage	65%	56%	9pp			

Jazz continued to deliver double-digit revenue growth during 3Q21, maintaining its strategic focus on 4G and digital services to strengthen its market-leading position.

Total revenue grew by 13% YoY in 3Q21, underpinned by 25.5% YoY growth in mobile data revenue. Further expansion of the 4G customer base was a key enabler as Jazz added 11.6 million 4G users (+52.4% YoY), corresponding to a 4G penetration rate of 47.3%. **Jazz's total customer base** grew by 11.2% YoY to 71.4 million, and ARPU increased by 1.5% YoY.

Digital services were a key area of growth. **JazzCash** reached 13.9 million monthly active users (MAU) (+43.6% YoY) while revenues grew by 67.2% YoY. JazzCash recorded a rise in the total number of registered wallets, +54% YoY to 35.4 million. JazzCash's retail presence continued to expand and reached 92,110 active agents (+67.7% YoY) and 89,474 active merchants (+300% YoY) by the end of the third quarter. In September, JazzCash introduced a new, improved version of its consumer application.

Jazz's self-care app, **Jazz World**, continued to enjoy strong customer adoption levels. Its MAU grew by 40.6% YoY, reaching 9.4 million at the end of 3Q21. Our streaming and entertainment platforms such as **Jazz TV, Bajao**, **Jazz Cricket** and **Deikho**, enjoyed further growth and usage time of these platforms increased by an average of 75.4% YoY.

The strong growth in subscribers, customer engagement and revenue led to underlying **EBITDA** growth of 24.6%. The reported EBITDA declined by 9.7% YoY due to the one-off impact of the reversal of a provision (PKR 8.6 billion) in 3Q20.

EBITDA was further impacted by the change in accounting for the service charge related to the ex-Warid license renewal "now recorded as amortization below EBITDA" (c.PKR 760 million) and ongoing investment into Mobilink Bank and JazzCash continued.

Capex excluding licenses and leases (operational capex) was PKR 9.5 billion in 3Q21, corresponding to capex intensity of 22.6%. 4G network investment continued to be the principal focus of our expenditure, with approximately 1,500 additional 4G sites added to our network during the last twelve months, driving a 9p.p. growth in Jazz's 4G population coverage to 65% at the end of 3Q21.

With regards to the dispute on the ex-Warid license renewal, final arguments were re-heard by the Islamabad High Court on 29 June 2021. The High Court released its final decision on 19 July 2021 and dismissed Jazz's appeal. Jazz has appealed the Islamabad High Court's decision to the Supreme Court of Pakistan. A hearing date before the Supreme Court has not yet been fixed. Please refer to our 2Q21 earnings release dated 30 August 2021 for more information.

With regards to the legal order on administrative fees ("suo moto" order) and the ongoing matter dating back to April 2019, the next hearing before the Islamabad High Court is yet to be scheduled. For further background information about this matter and the subsequent discussions with the PTA, please refer to our 3Q20 earnings release dated 29 October 2020 and 2Q21 earnings release dated 30 August 2021.

13
Earnings Release
3Q21 results
VEON

KAZAKHSTAN

KZT million	3Q21	3Q20	YoY	9M21	9M20	YoY
Total revenue	63,930	50,949	25.5%	176,487	143,264	23.2%
EBITDA	36,809	26,933	36.7%	95,283	76,885	23.9%
EBITDA margin	57.6%	52.9%	4.7pp	54.0%	53.7%	0.3pp
Operational Capex	10,173	7,088	43.5%	29,057	28,612	1.6%
Capex intensity	21.6%	22.7%	(1.1pp)			
Mobile						
Total revenue	54,282	42,547	27.6%	147,929	119,942	23.3%
Service revenue	51,994	41,643	24.9%	142,670	118,192	20.7%
Data revenue	29,495	21,025	40.3%	81,582	59,582	36.9%
Customers (mln)	9.8	9.7	1.2%			
Data customers (mln)	7.7	7.1	9.2%			
4G Smartphone users (mln)	7.6	6.5	15.8%			
4G users (mln)	6.1	4.8	25.1%			
ARPU (KZT)	1,777	1,448	22.7%			
MOU (min)	326	336	(2.8%)			
Data usage (GB/user)	13.0	9.6	36.1%			
4G coverage	80.0%	75.2%	4.8pp			
Fixed-line						
Total revenue	9,648	8,402	14.8%	28,558	23,322	22.5%
Service revenue	9,630	8,380	14.9%	28,470	23,255	22.4%
Broadband revenue	4,481	3,773	18.8%	13,118	10,681	22.8%
Broadband customers (mln)	0.5	0.5	16.2%			
Broadband ARPU (KZT)	2,766	2,726	1.4%			

Beeline Kazakhstan was once again the fastest-growing business in VEON's portfolio in 3Q21, continuing to enjoy strong demand for its 4G network and digital services. Customer base value management remained in focus, minimizing churn and enabling high-value users.

Total revenue grew by 25.5% YoY, with mobile revenue growth of 27.6% and broadband revenue growth of 18.8% in the period.

Mobile revenue growth was driven by the increase in mobile data revenue (+40.3% YoY). This in turn is the result of the expansion in Beeline Kazakhstan's 4G customer base (+25.1% YoY) together with higher ARPU levels (+22.7% YoY), and evidence of the successful value generation from the 4G base which now accounts for 62% of the total customer base.

Fixed-line service revenue grew by 14.8% YoY, driven by solid growth in Beeline Kazakhstan's broadband customer base, which increased by 16.2% YoY. The rising popularity of our convergent products continued to contribute to this success with 23% of the broadband base using mobile services as well as fixed.

In addition to the expansion in both the mobile and fixed-line customer bases, demand for Beeline Kazakhstan's **digital services** also remained strong. Beeline Kazakhstan's MyBeeline self-care app grew its MAUs by 60.7% YoY to 2.5 million. Beeline Kazakhstan's dedicated digital operator and mobile OTT services provider 'Izi' also saw significant growth in its customer base, which grew by 176% YoY to nearly 70,000 MAUs. Big Data solutions also contributed to the top line demonstrating a 2.2x YoY increase to KZT 168 million in 3Q21.

Having launched Kazakhstan's first digital payment card, 'Simply', in June 2021, Beeline Kazakhstan saw a rapid expansion of the card's registered users reaching 455,000 by the end of 3Q21. 'Simply' is a digital payment card linked to the customer's phone number, an electronic wallet and a premium digital Visa Platinum card. The card also integrates with multiple digital wallets of other financial service providers as well as Beeline Kazakhstan's broader mobile financial services offering, thereby expanding the digital payments options available to our customers.

Higher revenues combined with tight cost control saw **EBITDA** rise by 36.7%, corresponding to an EBITDA margin of 57.6%. In Kazakhstan we recorded KZT 2.7 billion gain in 3Q21 related to a government grant for radio frequency taxes and adjusting for this Beeline Kazakhstan's EBITDA grew 26.7% YoY.

Capex excluding licenses and leases (operational capex) was KZT 10.2 billion during the quarter, with capex intensity of 21.6%. Our expenditure continued to focus on expanding Beeline Kazakhstan's 4G network in order to meet the continued rise in demand. Beeline Kazakhstan's participation in Kazakhstan's **250+ project**, which aims to boost Internet connectivity of rural areas, saw Beeline Kazakhstan connect 191 additional new rural settlements with 94,000 total inhabitants to its network.

14

Earnings Release
3Q21 results

VEON

BANGLADESH

BDT million	3Q21	3Q20	YoY	9M21	9M20	YoY
Total revenue	12,361	11,531	7.2%	35,643	34,241	4.1%
EBITDA	5,248	5,067	3.6%	14,720	14,665	0.4%
EBITDA margin	42.5%	43.9%	(1.5pp)	41.3%	42.8%	(1.5pp)
Operational Capex	1,006	1,561	(35.6%)	4,557	6,562	(30.6%)
Capex intensity	18.5%	18.3%	0.2pp			
Mobile						
Total revenue	12,361	11,531	7.2%	35,643	34,241	4.1%
Service revenue	12,139	11,315	7.3%	34,976	33,591	4.1%
Data revenue	3,727	2,824	32.0%	10,098	8,419	20.0%
Customers (mln)	34.8	32.8	6.0%			
Data customers (mln)	22.2	20.5	8.7%			
4G Smartphone users (mln)	12.3	8.1	51.7%			
4G users (mln)	11.4	7.0	61.4%			
ARPU (BDT)	117	116	0.7%			
MOU (min)	221	231	(4.3%)			
Data usage (GB/user)	4.1	2.3	78.4%			
4G coverage	68.8%	53.3%	15.5pp			

Banglalink recorded revenue growth of 7.2% YoY despite the impact of lockdowns during the early months of the quarter. As a result of personalized data offers demand for data was particularly strong, increasing by 78.4% YoY, which primarily contributed to a 32% YoY rise in mobile data revenue during the quarter. 4G users led this expansion, rising in number by 61.4% YoY, and now accounting for 33% of Banglalink's total customers.

Banglalink's digital services continued to attract new customers, as video streaming app Toffee added an additional 1.4 million customers during 3Q21, and recorded 6.3 million active users with 'watch sessions' up 5.1x YoY to 150 million. Our self-care app MyBanglalink saw a doubling of its active user base YoY to 3.1 million.

With continued investment in 4G networks, Banglalink now covers 69% of the population in 4G and is recognized by Ookla Speedtest as the nation's fastest and highest-quality 4G network provider. Our third quarter EBITDA rose by 3.6% YoY, as a result of the growth in revenue, which was partially offset by higher technology costs and additional 2.5% VAT imposed by tax authorities on spectrum charges.

UZBEKISTAN

UZS million	3Q21	3Q20	YoY	9M21	9M20	YoY
Total revenue	543,034	492,061	10.4%	1,511,891	1,493,454	1.2%
EBITDA	280,724	58,892	376.7%	704,324	502,626	40.1%
EBITDA margin	51.7%	12.0%	39.7pp	46.6%	33.7%	12.9pp
Operational Capex	65,425	121,553	(46.2%)	227,290	382,641	(40.6%)
Capex intensity	18.6%	23.5%	(4.9pp)			
Mobile						
Total revenue	540,085	488,237	10.6%	1,502,733	1,482,276	1.4%
Service revenue	540,025	488,048	10.6%	1,502,496	1,479,352	1.6%
Data revenue	329,127	265,954	23.8%	953,744	817,968	16.6%
Customers (mln)	6.8	6.8	(0.9%)			
Data customers (mln)	5.3	4.7	13.2%			
4G Smartphone users (mln)	4.1	3.8	8.8%			
4G users (mln)	3.9	2.9	32.2%			
ARPU (UZS)	26,256	23,087	13.7%			
MOU (min)	737	692	6.6%			
Data usage (GB/user)	5.4	4.1	32.6%			
4G coverage	61.0%	47.0%	14.0pp			

Beeline Uzbekistan performed strongly this quarter, with double digit revenue growth (+10.4% YoY). Strong demand for data led revenue higher, with total data usage increasing by 32.6% YoY and data revenue by 23.8% YoY.

Beeline Uzbekistan continued to expand its 4G user base, which grew by 32.2% YoY during the quarter and now accounts for 57% of its total customers. This growth has been enabled by the continued expansion of our 4G network in Uzbekistan, which now reaches 61% of the nation's population, representing an increase of 14% YoY.

The large YoY increase in EBITDA primarily reflects the one-off tax provision recorded by Beeline Uzbekistan in 3Q20. Capex intensity for the quarter was 18.6%. Further improvement in Beeline's 4G networks continues to be the priority for our capital expenditure.

15 Earnings Release 3Q21 results CONFERENCE CALL INFORMATION On 28 October 2021, VEON will host a conference call by senior management at 14:00 CEST (13:00 BST), which will be made available through the webcast and over the phone. The call details and slide presentation may be accessed at http://www.veon.com. Webcast To register for the event and then access the webcast please click here or copy and paste this link to the address bar of your browser: https://onlinexperiences.com/Launch/QReg/ShowUUID=B522EA04-3B3A-470F-8965-EE94FE248713&LangLocaleID=1033 We strongly encourage you to watch the event through the webcast link, but if you prefer to dial in or want to participate in the Q&A session over the phone, then please use the dial-in details. Dial-in details To join the conference call, please use the appropriate participant dial-in number listed below. Enter the event plus passcode stated below and leave any information requested after the tone. You will be automatically connected to the conference. Netherlands dial-in number: +31 (0) 207 157 566 Confirmation ID: 6459984 UK and International dial-in number: +44 (0) 203 009 5709 Confirmation ID: 6459984 United States dial-in number: +1 646 787 1226 Confirmation ID: 6459984 The conference call replay and the slide presentation webcast will be available for 12 months after the end of the event at the same link as the live webcast. The slide presentation will also be available for download from VEON's website. CONTACT INFORMATION INVESTOR RELATIONS Nik Kershaw ir@veon.com

16 Earnings Release 3Q21 results DISCLAIMER This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for the rest of 2021, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; including adverse macroeconomic developments related to the COVID-19 pandemic; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2021 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. All non-IFRS measures disclosed further in this earnings release (including, without limitation, EBITDA, EBITDA margin, net debt, equity free cash flow, local currency trends, operating capital expenditures and capex intensity) are reconciled to comparable IFRS measures in Attachment C to this earnings release. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com

17 Earnings Release 3Q21 results CONTENT OF THE ATTACHMENTS Attachment A Definitions 18 Attachment B Customers 20 Attachment C Reconciliation tables 20 Attachment D Average rates of functional currencies to USD 23 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook3Q2021.xls on VEON’s website at https://www.veon.com/investors/reports-results/reports-results/.

18 Earnings Release 3Q21 results ATTACHMENT A: DEFINITIONS ARPU (Average Revenue Per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long- lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, are not included in capital expenditures. Operational capital expenditures (operational capex) calculated as capex, excluding purchases of new spectrum licenses and capitalized leases. Capex intensity is a ratio, which is calculated as LTM operational capex divided by LTM revenue. EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the ‘reconciliation tables’ section in Attachment C below. EBITDA (called Adjusted EBITDA in the Form 20-F published by VEON) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non- current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the period ic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the ‘reconciliation tables’ section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, after license payments and lease payments (principal amount); excluding balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure is presented in the ‘reconciliation tables’ section in Attachment C below. A fixed-mobile convergence customer (FMC customer) is a customer on a one-month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed Internet subscription and at least one mobile SIM. Mobile Financial Services (MFS) of Digital Financial Services (DFS) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile Internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – Long Term Evolution) network technologies.

19 Earnings Release 3Q21 results Doubleplay customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. Multiplay customers are double play customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. For other factors please refer to section “non-recurring items that affect year-on-year comparisons”. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Bangladesh, Ukraine, Uzbekistan, Kazakhstan and HQ based on the business activities in different geographical areas. Discontinued Operations - under IFRS means that results of discontinued operations are presented separately in current and prior year income statements and have no impact on prior year balance sheet amounts. Following the exercise of the put option for our stake in Algeria on 1st July 2021, the Algerian business is, in line with the IFRS 5 requirements, become a discontinued operation, and is accounted for as “Asset held for sale”. This implies that its operations do not contribute to the base performance of VEON for both the current and prior year, and from the balance sheet perspective, it is measured at the lower of the carrying amount of the discontinued business and its fair market value less costs to sell. Any deviation from this value in respect of the final valuation would result in a gain/loss, which would be accounted for as a profit/loss from discontinued operations.

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ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
million	3Q21	2Q21	3Q20	QoQ	YoY	3Q21	2Q21	3Q20	QoQ	YoY
Russia	50.6	50.1	49.7	1.0%	1.7%	2.9	2.9	2.8	0.9%	4.5%
Pakistan	71.4	69.8	64.2	2.3%	11.2%					
Ukraine	26.3	25.9	25.8	1.4%	1.8%	1.2	1.2	1.1	1.6%	9.5%
Bangladesh	34.8	34.4	32.8	1.2%	6.0%					
Kazakhstan	9.8	9.6	9.7	1.7%	1.2%	0.5	0.5	0.5	4.4%	16.2%
Uzbekistan	6.8	6.8	6.8	(0.2%)	(0.9%)					
Other	3.3	3.2	3.2	3.6%	3.0%					
Total	202.9	199.7	192.3	1.6%	5.5%	4.6	4.6	4.4	1.5%	4.4%

Note: Other and Total for 3Q20 exclude mobile and fixed-line customers of Armenia. On 29 October 2020, VEON announced the sale of CJSC "VEON Armenia", VEON's operating subsidiary in Armenia. Armenia results were deconsolidated from VEON Group numbers starting from 4Q20. The Algerian operations do not contribute to both the comparison base and the actual reported numbers.

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD million	3Q21	3Q20	9M21	9M20
Unaudited				
EBITDA	889	819	2,505	2,403
Depreciation	(392)	(352)	(1,143)	(1,086)
Amortization	(81)	(75)	(222)	(235)
Impairment loss	(0)	(790)	(5)	(791)
Loss on disposals of non-current assets	(4)	(4)	(8)	(16)
Operating profit	413	(402)	1,127	275
Financial Income and Expenses	(182)	(169)	(497)	(540)
- including finance income	4	5	10	20
- including finance costs	(186)	(174)	(507)	(560)
Net foreign exchange (loss)/gain and others	7	7	25	89
- including other non-operating (losses)/gains	17	(1)	24	100
- including net foreign exchange gain/(loss)	(10)	7	1	(11)
Profit before tax	238	(565)	655	(175)
Income tax expense	(111)	(103)	(284)	(234)
Profit/(loss) from discontinued operations	68	23	88	59
Profit/(Loss) for the period	195	(645)	460	(350)
of which profit/(loss) attributable to non-controlling interest	50	(24)	85	6
of which profit/(loss) attributable to VEON shareholders	145	(620)	375	(357)

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RECONCILIATION OF CAPEX

USD million unaudited	3Q21	3Q20	9M21	9M20
Operational Capex	381	328	1,260	1,150
Adding back purchase of licenses	(8)	11	110	50
Difference in timing between accrual and payment for capital expenditures	(26)	34	(43)	8
Cash paid for purchase of property, plant and equipment and intangible assets	347	373	1,327	1,208

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

3Q21 compared to 3Q20

	Total Revenue			EBITDA		
	Local currency	Forex, Armenia sale and Other	Reported	Local currency	Forex, Armenia sale and Other	Reported
Russia	8.2%	0.1%	8.3%	1.9%	0.1%	2.0%
Pakistan	13.0%	2.1%	15.1%	(9.7%)	1.4%	(8.2%)
Ukraine	11.9%	2.9%	14.8%	11.4%	2.9%	14.3%
Bangladesh	7.2%	(0.2%)	7.0%	3.6%	(0.1%)	3.4%
Kazakhstan	25.5%	(2.3%)	23.2%	36.7%	(2.5%)	34.2%
Uzbekistan	10.4%	(4.2%)	6.1%	376.7%	(17.3%)	359.3%
Total	11.2%	(1.0%)	10.2%	9.1%	(0.5%)	8.6%

9M21 compared to 9M20

	Total Revenue			EBITDA		
	Local currency	Forex, Armenia sale and Other	Reported	Local currency	Forex, Armenia sale and Other	Reported
Russia	5.3%	(5.0%)	0.3%	(0.3%)	(5.0%)	(5.3%)
Pakistan	15.3%	2.3%	17.5%	2.6%	2.1%	4.7%
Ukraine	14.9%	(4.0%)	10.9%	14.6%	(4.0%)	10.6%
Bangladesh	4.1%	0.1%	4.2%	0.4%	0.1%	0.5%
Kazakhstan	23.2%	(4.7%)	18.5%	23.9%	(4.8%)	19.1%
Uzbekistan	1.2%	(6.2%)	(5.0%)	40.1%	(10.0%)	30.1%
Total	9.7%	(4.7%)	5.0%	8.7%	(4.4%)	4.2%

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD million	30 September 2021	30 June 2021	31 March 2021
Net debt excluding banking operations in Pakistan	8,154	8,634	8,376
Cash and cash equivalents*	1,498	1,192	1,193
Deposits in MMBL and JazzCash in Pakistan	(102)	(124)	(50)
Long - term and short-term deposits	1	1	1
Gross debt	9,551	9,703	9,519
Interest accrued related to financial liabilities	109	83	108
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(10)	(9)	(17)
Derivatives not designated as hedges	16	16	0
Derivatives designated as hedges	9	13	33
Other financial liabilities	95	1	44
Total financial liabilities	9,769	9,808	9,687

*) In 3Q21 cash and cash equivalents include an amount of USD 87 milion relating to banking operations in Pakistan

22 Earnings Release 3Q21 results RECONCILIATION OF EQUITY FREE CASH FLOW USD million 3Q21 3Q20 YoY 9M21 9M20 YoY EBITDA 889 819 8.6% 2,505 2,403 4.2% Movements in Working Capital and other 26 93 (71.9%) (79) 7 n.m. Movements in provisions (18) 4 n.m. (16) (15) (6.6%) Interest paid, incl. (131) (137) 4.4% (435) (472) 7.9% Interest paid (95) (99) 4.2% (327) (364) 10.2% Lease Liabilities - Interest Component (36) (38) 5.0% (108) (108) 0.1% Interest received 4 4 5.1% 10 19 (50.7%) Net Tax Paid (59) (98) 39.5% (192) (234) 17.9% Discontinued operations from operating activity 92 89 2.8% 209 166 26.0% Cash Flow from Operating Activities 803 775 3.7% 2,002 1,875 6.8% Purchase of property, plant and equipment and intangible assets, incl. (347) (373) 7.1% (1,327) (1,208) (9.9%) Operational Capex (381) (328) (16.0%) (1,260) (1,150) (9.5%) Licenses payments (4) (8) 52.4% (79) (65) (22.2%) Working capital part related to Capex excl licenses 38 (37) n.m. 11 7 67.9% Inflows/(outflows) from deposits 19 13 45.0% (33) (84) 60.7% Receipts from / (investment in) financial assets (8) 11 n.m. 38 (28) n.m. Other proceeds from investing activities, net 4 (16) n.m. (2) (11) 80.7% Discontinued operations in investing activity (23) (21) (10.2%) (89) (78) (13.1%) Cash Flow from Investing Activities (355) (386) 8.1% (1,414) (1,410) (0.3%) Lease Payments - Principal amount (81) (74) (9.0%) (231) (212) (9.0%) Excl. M&A transactions, inflow/outflow of deposits, financial assets and other one-off items (11) (5) (98.4%) 9 131 (93.2%) Excl. balances movements in Pakistan banking 20 (2) n.m. 74 3 n.m. Excl. Discontinued operations (69) (69) (0.5%) (120) (87) (37.7%) Equity Free Cash Flow 308 239 29.2% 320 300 6.6% EBITDA RECONCILIATION ON COUNTRY LEVEL 3Q 2021 Russia Pakistan Ukraine Bangladesh Kazakhstan Uzbekistan Other HQ and eliminations VEON Consolidated USD million EBITDA 384 173 183 62 86 26 10 (35) 889 Less Depreciation (241) (62) (27) (33) (19) (8) (6) 3 (392) Amortization (28) (16) (14) (14) (8) (1) (1) (0) (81) Impairment loss 5 0 (1) (0) (2) 0 (0) (3) (0) Loss on disposals of non-current assets (1) 1 (3) 0 (0) (1) 0 0 (4) Operating profit 120 96 139 15 58 17 3 (35) 413 9M 2021 Russia Pakistan Ukraine Bangladesh Kazakhstan Uzbekistan Other HQ and eliminations VEON Consolidated USD million EBITDA 1,100 490 523 174 224 67 33 (105) 2,505 Less Depreciation (718) (160) (83) (98) (54) (22) (16) 8 (1,143) Amortization (81) (37) (40) (32) (26) (2) (2) (1) (222) Impairment loss 7 0 (2) (1) (2) 0 (1) (5) (5) Loss on disposals of non-current assets (8) 1 1 0 (0) (3) 0 1 (8) Gains/(losses) on sale of 0 0 Operating profit 299 295 399 43 141 39 13 (103) 1,127

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ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	3Q21	3Q20	YoY	3Q21	3Q20	YoY
Russian Ruble	73.47	73.56	0.1%	72.76	79.68	8.7%
Algerian Dinar	135.51	128.48	(5.5%)	137.23	129.18	(6.2%)
Pakistan Rupee	164.60	167.08	1.5%	170.63	165.75	(2.9%)
Bangladeshi Taka	84.96	84.83	(0.1%)	85.54	84.83	(0.8%)
Ukrainian Hryvnia	26.91	27.60	2.5%	26.58	28.30	6.1%
Kazakh Tenge	425.69	417.89	(1.9%)	425.67	429.51	0.9%
Uzbekistan Som	10,646.09	10,239.10	(4.0%)	10,691.91	10,321.21	(3.6%)
Armenian Dram	490.38	485.57	(1.0%)	484.20	488.41	0.9%
Kyrgyz Som	84.73	77.97	(8.7%)	84.79	79.60	(6.5%)
Georgian Lari	3.12	3.10	(0.6%)	3.12	3.29	5.0%